Exhibit 99.3

LAKESHORE BIOPHARMA CO., LTD

(incorporated in the Cayman Islands with limited liability)

(Nasdaq: LSB)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held on September 27, 2024

(or any adjournment(s) or postponement(s) thereof)

Introduction

This form of proxy (the “Form of Proxy”) is furnished in connection with the solicitation by the board of directors (the “Board”) of LakeShore Biopharma Co., Ltd (the “Company”) of proxies from the shareholders of the Company to be exercised at the Extraordinary General Meeting of the Company (the “EGM”) to be held at 10:00 a.m., Beijing Time, on September 27, 2024, virtually via a Zoom video conference call, and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying Notice of Extraordinary General Meeting of Shareholders (the “EGM Notice”).

Only the holders of record of the ordinary shares of the Company (“Ordinary Shares”) on the Company’s register of members at the close of business on September 11, 2024, Eastern time are entitled to receive notice of, attend and vote at the EGM. In respect of the matters requiring shareholders’ vote at the EGM, each Ordinary Share shall entitle the holder thereof to one vote. Voting by holders of Ordinary Shares at the EGM will be by a show of hands (indicated by voice through the video conference call) unless the chairperson of the EGM or any shareholder holding not less than 10% of the votes attaching to all Ordinary Shares present virtually or by proxy demands that a poll be taken.

The quorum of the EGM is at least one or more holders of Ordinary Shares which carry in aggregate not less than one-third of all votes attaching to all Ordinary Shares in issue and entitled to vote at the EGM, present virtually or by proxy or, if a corporation or other non-natural person, by its duly authorized representative.

A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his/her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairperson of the EGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the EGM. However, if any other matter properly comes before the EGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before its use by (i) submitting with the Company, at the address set forth below, a duly signed revocation or a proxy bearing a later date, or (ii) attending and voting at the EGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company at yiyang.wang@lakeshorebio.com or 21F, China Century Tower, No.9 Xiaoyunli South St. Beijing, 100016, China no later than 5:00 p.m., Eastern Time, on September 24, 2024 to ensure your representation at the EGM.

LAKESHORE BIOPHARMA CO., LTD

(incorporated in the Cayman Islands with limited liability)

(Nasdaq: LSB)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
to be held virtually on September 27, 2024 at 10:00 a.m. (Beijing time)
(or any adjournment(s) or postponement(s) thereof)

I/We                                  of                                                                                                                                , the undersigned, being the registered holder(s) of                            ordinary shares, par value of US$0.00002 per share, of LakeShore Biopharma Co., Ltd (the “Company”) hereby appoint the chairperson of the Extraordinary General Meeting (Note 1) or                                   of                                                       as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (the “EGM”) (or at any adjournment(s) or postponement(s) thereof), and in the event of a poll voting, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

FOR(Note 2)	AGAINST(Note 2)	ABSTAIN(Note 2)

AS AN ORDINARY RESOLUTION,

with effect from October 1, 2024, to consolidate every 10 (ten) shares, par value of US$0.00002 each (whether issued or unissued), into 1 (one) ordinary share, par value of US$0.0002 each (the “Share Consolidation”), such that following the Share Consolidation, the authorized share capital of the Company shall be changed

FROM US$50,000 divided into 2,500,000,000 ordinary shares of a par value of US$0.00002 each

TO US$50,000 divided into 250,000,000 ordinary shares of a par value of US$0.0002 each, and no fraction of a share shall be issued by virtue of the Share Consolidation, and all fractions of shares resulting from the Share Consolidation will be rounded up to the nearest whole number of shares and each shareholder that would otherwise be so entitled to a fraction of a share shall instead, as a result of the Share Consolidation, be entitled to receive a whole share.

AS A SPECIAL RESOLUTION,

that with effect immediately following the Share Consolidation, the currently effective memorandum and articles of association of the Company be amended and restated by their deletion in their entirety and the substitution in their place of the second amended and restated memorandum and articles of association of the Company, in the form attached as Exhibit A to the EGM Notice.

Dated , 2024	Signature(s)(Note 3)

1	If any proxy other than the chairperson is preferred, strike out the words “THE CHAIRPERSON OF THE EXTRAORDINARY GENERAL MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his/her stead. ANY ALTERATION MADE TO THIS PROXY FORM MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.
2	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN,” OR INDICATE YOUR VOTING PREFERENCE BY INSERTING THE NUMBER OF SHARES TO BE VOTED FOR OR AGAINST OR TO ABSTAIN, IN THE BOXES ABOVE IN RESPECT OF EACH RESOLUTION. FAILURE TO COMPLETE ANY OR ALL THE BOXES WILL ENTITLE YOUR PROXY TO CAST HIS OR HER VOTES AT HIS OR HER DISCRETION.
3	This proxy form must be signed by you or your duly authorized attorney in writing or, in the case of a corporation or other non-natural person, must be executed under the hand of an officer or duly authorized attorney to sign the same. If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution. If you have appointed more than one proxy, the first person listed above shall be entitled to vote on a show of hands.